SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

(Amendment No. 1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a)

AV Homes, Inc.
(Name of Issuer)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

00234P102
(CUSIP Number)

Ronald Cami Vice President TPG Global, LLC 301 Commerce Street, Suite 3300 Fort Worth, TX 76102 (817) 871-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 18, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note.            Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 6 Pages)

______________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00234P102	13D	Page 2 of 6 Pages

1		NAMES OF REPORTING PERSONS TPG Advisors VI, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 9,215,017 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 9,215,017 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,215,017 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 41.9% (See Item 5)*
14	TYPE OF REPORTING PERSON CO

*	The calculation assumes that there are a total of 22,000,809 shares of Common Stock (as defined herein) outstanding, which is the sum of (i) the 15,343,266 shares of Common Stock outstanding as of August 6, 2013 as reported on the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission (the “Commission”) on August 8, 2013 and (ii) the 6,657,543 shares of Common Stock issued to TPG Aviator (as defined herein) upon the conversion of the Series A Convertible Preferred Stock (as defined herein).

CUSIP No. 00234P102	13D	Page 3 of 6 Pages

1		NAMES OF REPORTING PERSONS David Bonderman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 9,215,017 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 9,215,017 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,215,017 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 41.9% (See Item 5)*
14	TYPE OF REPORTING PERSON IN

*	The calculation assumes that there are a total of 22,000,809 shares of Common Stock outstanding, which is the sum of (i) the 15,343,266 shares of Common Stock outstanding as of August 6, 2013 as reported on the Issuer’s quarterly report on Form 10-Q filed with the Commission on August 8, 2013 and (ii) the 6,657,543 shares of Common Stock issued to TPG Aviator upon the conversion of the Series A Convertible Preferred Stock.

CUSIP No. 00234P102	13D	Page 4 of 6 Pages

1		NAMES OF REPORTING PERSONS James G. Coulter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 9,215,017 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 9,215,017 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,215,017 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 41.9% (See Item 5)*
14	TYPE OF REPORTING PERSON IN

*	The calculation assumes that there are a total of 22,000,809 shares of Common Stock outstanding, which is the sum of (i) the 15,343,266 shares of Common Stock outstanding as of August 6, 2013 as reported on the Issuer’s quarterly report on Form 10-Q filed with the Commission on August 8, 2013 and (ii) the 6,657,543 shares of Common Stock issued to TPG Aviator upon the conversion of the Series A Convertible Preferred Stock.

This Amendment No. 1 (the “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on June 28, 2013 (the “Original Schedule 13D” and, as amended and supplemented by this Amendment, the “Schedule 13D”) with respect to the Common Stock of the Issuer. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 2.  Identity and Background

This Amendment amends and restates the second paragraph of Item 2 of the Original Schedule 13D in its entirety as set forth below.

“Advisors VI is the general partner of TPG Aviator, which directly holds 9,215,017 shares of Common Stock (the “TPG Shares”).”

Item 4.  Purpose of Transaction

This Amendment amends and supplements Item 4 of the Original Schedule 13D by inserting the following after the last paragraph under the heading “Liquidation Rights.”

“Stockholder Approval and Conversion

On September 18, 2013, the Issuer held a meeting of its stockholders during which Stockholder Approval was obtained.

On September 18, 2013, the Issuer elected to convert each of the 665,754.3 shares of Series A Convertible Preferred Stock held by TPG Aviator into shares of Common Stock at a conversion ratio equal to ten shares of Common Stock per share of Series A Convertible Preferred Stock.”

This Amendment amends and supplements Item 4 of the Original Schedule 13D by inserting the following after the last paragraph under the heading “Board Representation.”

“In accordance with the Stockholders Agreement, having obtained Stockholder Approval, the Issuer is required to cause (i) the number of members constituting the Board to be ten and (ii) the appointment to the Board of two additional individuals designated by TPG Aviator.”

This Amendment amends and supplements Item 4 of the Original Schedule 13D by inserting the following after the last paragraph under the heading “Observer Rights.”

“Upon the conversion of all of the shares of Series A Convertible Preferred Stock held by TPG Aviator into shares of Common Stock, TPG Aviator’s right to designate up to two non-voting observers to the Board terminated.”

Item 5.  Interest in Securities of the Issuer

This Amendment amends and restates the second and third paragraphs of Item 5 of the Original Schedule 13D in their entirety as set forth below.

“(a)–(b) The following disclosure assumes that there are a total of 22,000,809 shares of Common Stock outstanding, which is the sum of (i) the 15,343,266 shares of Common Stock outstanding as of August 6, 2013 as reported on the Issuer’s quarterly report on Form 10-Q filed with the Commission on August 8, 2013 and (ii) the 6,657,543 shares of Common Stock issued to TPG Aviator upon the conversion of the Series A Convertible Preferred Stock.

Pursuant to Rule 13d-3 of the Act, the Reporting Persons may be deemed to beneficially own 9,215,017 shares of Common Stock, which constitutes approximately 41.9% of the outstanding Common Stock.”

Page 5 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 19, 2013

TPG Advisors VI, Inc.

By: /s/ Ronald Cami
Name: Ronald Cami Title: Vice President

David Bonderman

By: /s/ Ronald Cami
Name: Ronald Cami on behalf of David Bonderman (1)

James G. Coulter

By: /s/ Ronald Cami
Name: Ronald Cami on behalf of James G. Coulter (2)

(1)	Ronald Cami is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated July 1, 2013, which was previously filed with the Commission as an exhibit to a Schedule 13D filed by Mr. Bonderman on August 14, 2013 (SEC File No. 005-83906).
(2)	Ronald Cami is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated July 1, 2013, which was previously filed with the Commission as an exhibit to a Schedule 13D filed by Mr. Coulter on August 14, 2013 (SEC File No. 005-83906).

Page 6 of 6 Pages